UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the months of: March 30 to April 30, 2009
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2 place Jean Millier
92400 Courbevoie La Défense 6
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                    .

SIGNATURES
EXHIBIT INDEX
EX-99.1: The Prix Gilles Kahn Awarded to Lio Zewen
EX-99.2: Gasco Joint Venture - Total signs a 20-year extension of its participation, United Arab Emirates
EX-99.3: Total sells a 10% Interest in Canada's Nothern Lights project
EX-99.4: 2008 Annual Reports - Shareholders' meeting on May 15th, 2009
EX-99.5: Qatargas 2 project inauguration
EX-99.6: Exploration of the deepwater Gulf of Mexico
EX-99.7: Appointments of Jean-Marie Guillermou and Michel Hourcard
EX-99.8: Increase of the Offer to Acquire UTS Energy Corporation
EX-99.9: Total Creates a Fund to Promote Access to Employment and Tackle Social Exclusion, France
EX-99.10: Total and Its Employees Gear Up to Observe the World Day of Safety at Work
EX-99.11: Expiry and Termination of Offer to Acquire UTS Energy Corporation

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: April 30, 2009	By:	/s/ Charles Paris de Bollardière
Name : Charles PARIS de BOLLARDIERE
Title : Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1:	The Prix Gilles Kahn Awarded to Liao Zewen, with the Support of Total (March 30, 2009)

•	EXHIBIT 99.2:	United Arab Emirates : Gasco Joint Venture — Total signs a 20-year extension of its participation (April 1, 2009)

•	EXHIBIT 99.3:	Canada: Total sells a 10% Interest in Canada’s Northern Lights project to Sinopec (April 1, 2009)

•	EXHIBIT 99.4:	2008 Annual Reports — Shareholders’ meeting on May 15th, 2009 (April 3, 2009)

•	EXHIBIT 99.5:	Qatargas 2 project inaugurated today (April 6, 2009)

•	EXHIBIT 99.6:	Total and Cobalt to jointly explore the deepwater Gulf of Mexico (April 6, 2009)

•	EXHIBIT 99.7:	Appointments of Jean-Marie Guillermou and Michel Hourcard (April 9, 2009)

•	EXHIBIT 99.8:	Increase of the Offer to Acquire UTS Energy Corporation to C$ 1.75 cash per Share (April 13, 2009)

•	EXHIBIT 99.9:	Total Creates €50 Million Community Development Fund for Young People to Promote Access to Employment and Tackle Social Exclusion in France (April 27, 2009)

•	EXHIBIT 99.10:	Total and Its Employees Gear Up to Observe the World Day for Safety at Work (April 27, 2009)

•	EXHIBIT 99.11:	Expiry and Termination of Offer to Acquire UTS Energy Corporation (April 28, 2009)